Exhibit (n)(1)

 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated May 31, 2018 with respect to the financial statements and financial highlights of Infinity Core Alternative Fund for the year ended March 31, 2018, which is included in the Prospectus and Statement of Additional Information contained in this Registration Statement. We consent to the use of the aforementioned report in the Prospectus and Statement of Additional Information included in this Registration Statement, and to the use of our name as it appears under the captions “Financial Highlights”, “Independent Registered Public Accounting Firm; Legal Counsel”, and “Independent Registered Public Accounting Firm”.

/s/ Grant Thornton LLP

Chicago, Illinois

June 12, 2018